Exhibit 99.4

Kingold Jewelry Reports Financial Results for The Fourth Quarter and Year Ended December 31, 2018

Company to Hold Conference Call with Accompanying Slide Presentation at 8:30 a.m. ET on April 3, 2019

WUHAN CITY, China, April 2, 2019 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its financial results for the fourth quarter and year ended December 31, 2018.

2018 Financial and Operating Highlights (all results are compared to prior year)

•	Net sales were approximately $2.48 billion, increased by 41% from approximately $2.01 billion.
•	Processed a total of 114.2 metric tons [one metric ton = 35,274 ounces] of 24-karat gold products in 2018, an increase of 10.4% compared to 103.4 metric tons. This result exceeded the Company’s previously announced estimate of between 100 metric tons and 110 metric tons.
•	Gross profit increased by 32% to $264.3 million from $199.9 million.
•	Gross margin was 10.7% compared to 9.9%.
•	Net income was $49.5 million, or $0.75 per diluted share, increased by 89% from $26.2 million, or $0.39 per diluted share.
•	Book value per diluted share was $9.64 at December 31, 2018, compared to $5.91 at December 31, 2017.

2018 Fourth Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were $631.2 million, compared to $657.1 million.
•	Processed a total of 33.7 metric tons of 24-karat gold products, compared to 31.2 metric tons.
•	Net income was $9.5 million, or $0.14 per diluted share, compared to $10.5 million, or $0.15 per diluted share.

Outlook for 2019

•	The Company expects to process between 110 metric tons and 120 metric tons of 24-karat gold products in 2019.

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We are proud to have achieved all aspects of financial and operational growth for the year 2018 and surpassed our previously provided processing volume while gaining double-digit percentage growth in all indices. According to the World Gold Council, in 2018 the annual jewelry demand in China increased by 3% as the retail industry continued to expand and innovate. Based on the management's analysis on the gold market trend, Kingold intends to continue to expand market coverage by diversifying our sales channels for gold jewelry and investment products and continue to explore gold investment to further implement our strategic expansion. Meanwhile, Kingold expects to explore both upstream and downstream markets to optimally utilize resources within China’s gold industry, thus to advance our Company’s position as a leader in furtherance of the gold industry development, along with our peers.”

2018 OPERATIONAL REVIEW

Metric Tons of Gold Processed
	Three Months Ended:
	December 31, 2018		December 31, 2017
	Volume	% of Total	Volume	% of Total
Branded*	16.4	48.7%	16.8	53.8%
Customized**	17.3	51.3%	14.4	46.2%
Total	33.7	100.0%	31.2	100%
	Year Ended:
	December 31, 2018		December 31, 2017
	Volume	% of Total	Volume	% of Total
Branded*	62.9	55.1%	51.5	49.8%
Customized**	51.3	44.9%	51.9	50.2%
Total	114.2	100.0%	103.4	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended December 31, 2018, the Company processed a total of 33.7 metric tons of gold, of which branded production was 16.4 metric tons, representing 48.7% of total gold processed, and customized production was 17.3 metric tons, representing 51.3% of total gold processed in the fourth quarter of 2018. In the fourth quarter of 2017, the Company processed a total of 31.2 metric tons, of which branded production was 16.8 metric tons, or 53.8% of the total gold processed, and customized production was 14.4 metric tons, or 46.2% of total gold processed.

For the year ended December 31, 2018, Kingold processed a total of 114.2 metric tons of gold, of which branded production was 62.9 metric tons, or 55.1% of total gold processed, and customized production was 51.3 metric tons, or 44.9% of total gold processed. In 2017, the Company processed a total of 103.4 metric tons of gold, of which branded production was 51.5 metric tons, or 49.8% of the total, and customized production was 51.9 metric tons, or 50.2% of the total.

2018 FINANCIAL REVIEW

Net Sales

Net sales for the three months ended December 31, 2018 was approximately $631.2 million, representing a decrease of approximately $26 million, or 3.9%, from approximately $657.1 million for the same period in 2017.

Net sales for the year ended December 31, 2018 was approximately $2.48 billion, an increase of 41% from approximately $2.01 billion reported in the year of 2017. The overall increase was mainly due to the following combined factors: (1) the total sales volume (in terms of quantity sold) for branded production increased from 51.5 metric tons in 2017 to 62.9 metric tons in 2018, causing 11.4 metric tons or 22.1% of increase. However, the average unit selling price for branded production remained stable in 2018, which was RMB 254.8 per gram in 2018, compared to RMB 257.2 per gram in 2018, resulting in a slightly decrease of 0.9%. (2) The total sales volume (in terms of quantity sold) for customized production remained stable in 2018, which was 51.3 metric tons in 2018, compared to 51.8 metric tons in 2017. However, the average unit selling price for customized production increased from RMB 6.38 per gram in 2017 to RMB 6.89 per gram in 2018, causing an 8.1% increase.

Gross Profit

Gross profit for the three months ended December 31, 2018 was approximately $75.1 million, compared to $56.4 million for the same period in 2017.

Gross profit was approximately $264.3 million for the year ended December 31, 2018, compared to approximately $199.9 million for year of 2017. The increase in gross profit was mainly due to the following factors: (1) the increased sales volume from 103.4 metric tons in 2017 to 114.2 metric tons in 2018, which has impacted the Company’s gross profit and gross margin for the year ended December 31, 2018; and (2) the increase in unit selling price of customized productions, which has impacted the gross margin.

Gross Margin

The Company’s gross margin was 11.9% for the three months ended December 31, 2018, compared to 8.6% in the prior year period.

The Company’s gross margin for the year ended December 31, 2018 was 10.7%, compared to 9.9% in the prior year period. The slight increase was due to above reasons.

Net Income

Net income for the three months ended December 31, 2018 was approximately $9.5 million, or $0.14 per diluted share based on 66.1 million weighted average diluted shares outstanding, compared to net income of $10.5 million in the prior year period, or $0.15 per diluted share based on 66.8 million weighted average diluted shares outstanding in the prior year period.

Net income for the year ended December 31, 2018 was approximately $49.5 million, or $0.75 per diluted share based on 66.2 million weighted average diluted shares outstanding, compared to net income of approximately $26.2 million in the prior year, or $0.39 per diluted share based on 66.5 million weighted average diluted shares outstanding in the prior year.

Balance Sheet and Cash flow

(in millions except for percentages)	12/31/2018	12/31/2017	% Changed

Cash	$0.23	$5.0	(95.4)%
Inventories (gold)	$127.0	$135.0	(5.9)%
Working Capital	$837.3	$768.3	9.0%
Stockholders’ Equity	$638.3	$390.2	63.6%

The net cash provided by operating activities for the year ended December 31, 2018 was approximately $365.7 million, compared to approximately $25.7 million of net cash used in operating activities in 2017. The increase of net cash provided by operating was mainly due to the increase in net income, the decrease in inventory purchased of approximately $205.2 million because approximately $769.3 million of gold for investment was released to inventory and processed during the year ended December 31, 2018, collections from value added tax recoverable of $78.0 million, an increase in income tax payable of $17.6 million, offset by our decrease in other payable and accrued expense of $3.7 million.

Kingold’s net cash from operating activities can fluctuate significantly due to changes in inventories. Other factors that may vary significantly include our accounts payable, purchases of gold and income taxes. The Company expects the net cash that it generates from operating activities to continue to fluctuate as the Company’s inventories, receivables, accounts payables and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials. These fluctuations could cause net cash from operating activities to decrease, even if Kingold’s net income grows as the Company continue to expand.

OUTLOOK FOR 2019

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company believes that its gold sales are expected to be between 110 metric tons and 120 metric tons during 2019. This guidance is based solely on current projected, organic growth.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on April 3, 2019, at 8:30 a.m. ET. The dial-in numbers are:

Live Participant Dial In (Toll Free): 877-407-9038

Live Participant Dial In (International): 201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: https://78449.themediaframe.com/dataconf/productusers/kgji/mediaframe/29332/indexl.html.

The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of high quality 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells its products both directly to retailers and through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward -looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2019 outlook for gold processing and investment. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS

The Equity Group Inc.

Katherine Yao, Senior Associate

Phone: +86-10-5661-7012

kyao@equityny.com

KINGOLD JEWELRY, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN U.S. DOLLARS)

UNAUDITED

	For the three months ended December 31,
	2018	2017
NET SALES	$631,174,702	$657,065,727
COST OF SALES
Cost of sales	(555,777,346)	(600,235,997)
Depreciation	(337,266)	(387,406)
Total cost of sales	(556,114,612)	(600,623,403)

GROSS PROFIT	75,060,090	56,442,324

OPERATING EXPENSES
Selling, general and administrative expenses	3,966,740	2,897,969
Stock compensation expenses	5,364	5,364
Depreciation	169,878	77,185
Amortization, other	2,723	2,858
Total operating expenses	4,144,705	2,983,376

INCOME FROM OPERATIONS	70,915,385	53,458,948

OTHER INCOME (EXPENSES)
Other income, net	(984)	484
Interest income	379,157	427,048
Interest expense (Amortization of debt issuance costs $12,247,690) $490,870 of amortization of financing costs for the years ended December 31, 2017, 2016 and 2015	(43,794,691)	(39,790,115)
Total other expenses, net	(43,416,518)	(39,362,583)

INCOME FROM OPERATIONS BEFORE TAXES	27,498,867	14,096,365

INCOME TAX PROVISION (BENEFIT)
Current	17,757,847	4,682,155
Deferred	240,531	(1,063,593)
Total income tax provision	17,998,378	3,618,562

NET INCOME	9,500,489	10,477,803

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain related to investments in gold, net of tax	137,914,883	(17,285,438)
Total foreign currency translation gain (loss)	(7,285,556)	9,934,925
Total Other comprehensive gain	54,640,188	(7,350,513)

COMPREHENSIVE INCOME	$130,629,327	$3,127,290

Earnings per share
Basic	$0.14	$0.16
Diluted	$0.14	$0.16

Weighted average number of shares
Basic	66,113,502	66,113,502
Diluted	66,113,502	66,773,097

KINGOLD JEWELRY, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN U.S. DOLLARS)

	For the years ended December 31,
	2018	2017
NET SALES	$2,475,666,092	$2,009,732,643
COST OF SALES
Cost of sales	(2,210,204,664)	(1,808,612,014)
Depreciation	(1,138,650)	(1,193,453)
Total cost of sales	(2,211,343,314)	(1,809,805,467)

GROSS PROFIT	264,322,778	199,927,176

OPERATING EXPENSES
Selling, general and administrative expenses	11,564,285	13,444,222
Stock compensation expenses	21,456	33,014
Depreciation	576,840	444,297
Amortization, other	11,426	11,188
Total operating expenses	12,174,007	13,932,721

INCOME FROM OPERATIONS	252,148,771	185,994,455

OTHER INCOME (EXPENSES)
Other income, net	63,449	66,642
Interest income	1,763,595	2,251,972
Interest expense, including $12,247,690 and $10,958,016 of amortization of financing costs for the years ended December 31, 2018 and 2017	(172,692,768)	(152,945,558)
Total other expenses, net	(170,865,724)	(150,626,944)

INCOME FROM OPERATIONS BEFORE TAXES	81,283,047	35,367,511

INCOME TAX PROVISION (BENEFIT)
Current	26,972,159	17,678,757
Deferred	4,764,174	(8,503,898)
Total income tax provision	31,736,333	9,174,859

NET INCOME	49,546,714	26,192,652

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain related to investments in gold, net of tax	81,006,008	58,650,446
Total foreign currency translation gain (loss)	(26,365,820)	22,752,426
Total Other comprehensive gain	54,640,188	81,402,872

COMPREHENSIVE INCOME	$104,186,902	$107,595,524

Earnings per share
Basic	$0.75	$0.40
Diluted	$0.75	$0.39

Weighted average number of shares
Basic	66,113,502	66,050,498
Diluted	66,192,537	66,472,046

KINGOLD JEWELRY, INC.

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	December 31,	December 31,
	2018	2017

ASSETS

Cash	$233,391	$4,997,125
Restricted cash	4,798,185	5,534,551
Accounts receivable	451,059	768,167
Inventories	127,034,673	135,042,713
Investments in gold	1,593,557,391	1,562,943,153
Other current assets and prepaid expenses	87,590	100,592
Value added tax recoverable	259,582,324	353,732,758
Total current assets	1,985,744,613	2,063,119,059

Property and equipment, net	5,395,330	7,299,643
Restricted cash	7,766,372	7,392,721
Investments in gold	700,225,896	957,124,267
Other assets	285,768	302,072
Deferred income tax assets	-	6,677,675
Land use right	395,719	429,915
Total long-term assets	714,069,085	979,226,293
TOTAL ASSETS	$2,699,813,698	$3,042,345,352

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$1,034,947,774	$962,101,746
Other payables and accrued expenses	15,749,564	18,913,863
Related party loan	72,699,779	307,389,647
Due to related party, shareholder	3,976,742	2,630,301
Income tax payable	18,504,197	1,208,742
Other taxes payable	2,577,102	2,615,463
Total current liabilities	1,148,455,158	1,294,859,762
Deferred income tax liability	24,218,911	-
Related party loans	373,327,862	567,843,066
Long term loans	515,477,020	789,410,137
TOTAL LIABILITIES	2,061,478,951	2,652,112,965
COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of December 31, 2018 and 2017	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 shares issued and outstanding as of December 31, 2018 and 2017	66,113	66,113
Additional paid-in capital	224,292,907	80,377,449
Retained earnings
Inappropriate	353,213,325	303,666,611
Appropriated	967,543	967,543
Accumulated other comprehensive income, net of tax	59,794,859	5,154,671
Total Equity	638,334,747	390,232,387

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,699,813,698	$3,042,345,352

KINGOLD JEWELRY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$49,546,714	$26,192,652
Adjusted to reconcile net income to cash provided by (used in) operating activities:
Depreciation	1,715,490	1,637,750
Amortization of intangible assets	11,426	11,188
Share based compensation for services	21,456	33,014
Amortization of debt issuance costs included in interest expense	12,247,690	10,958,016
Deferred tax (benefit) provision	4,764,174	(7,683,962)
Changes in operating assets and liabilities
Accounts receivable	286,534	(50,154)
Inventories	205,234,765	(7,279,205)
Other current assets and prepaid expenses	7,900	620,730
Value added tax recoverable	78,022,977	(60,195,642)
Other payables and accrued expenses	(3,736,015)	4,143,958
Customer deposits	(144,978)	185,434
Income tax payable	17,585,797	4,718,786
Other taxes payable	106,862	957,521
Net cash provided by (used in) operating activities	365,670,792	(25,749,914)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(145,507)	(1,241,172)
Investments in gold	-	(551,958,950)
Net cash used in investing activities	(145,507)	(553,200,122)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other loans - short term	214,833,064	170,341,868
Repayments of other loans - short term	(749,080,980)	(304,869,025)
Proceeds from other loans - long term	423,197,255	319,668,492
Proceeds from related parties loans – short term	-	295,989,344
Proceeds from related parties loans – long term	545,924,459	821,370,431
Repayments of related parties loans	(791,834,472)	(748,170,175)
Payments of loan origination fees	(11,959,140)	(9,572,415)
Repayment of third parties loans	-	(29,598,934)
(Repayments of) borrowings from related party	1,346,835	(4,738,508)
Proceeds from exercise of warrants	-	113,562
Net cash (used in) provided by financing activities	(367,572,979)	510,534,640
EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	(3,078,755)	4,662,170
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(5,126,449)	(63,753,226)
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	17,924,397	81,677,623
CASH AND RESTRICTED, END OF YEAR	$12,797,948	$17,924,397

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$163,182,925	$128,823,958
Cash paid for income tax	$10,262,316	$13,091,812

NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold obtained in a lease from a related party	$-	$133,721,408
Investments in gold transferred to inventories	$769,308,629	$417,937,474
Unrealized gain on investments in gold	$81,006,008	$58,650,446
Forgiveness of debt by shareholder allocated to capital contribution	$143,894,002	$-